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                          February 11, 2021

       Jie Li
       Chief Financial Officer
       China Automotive Systems, Inc.
       No. 1 Henglong Road, Yu Qiao Development Zone
       Shashi District, Jing Zhou City
       Hubei Province, People's Republic of China

                                                        Re: China Automotive
Systems, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 8,
2021
                                                            File No. 333-252825

       Dear Jie Li:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Andi
Carpenter at 202-551-3645 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing